Exhibit 10

Consent of Vincent Nadeau-Benoit
United States Securities and Exchange Commission
Ladies and Gentlemen:

I, Vincent Nadeau-Benoit, Professional Geoscientist (P.Geo.) and member of the Association of L’Ordre des Géologues du Québec (OGQ), Association of Professional Engineers and Geoscientists of British Columbia (EGBC) and Association of Professional Geoscientists of Ontario (APGO), hereby consent to the use of and reference to my name, and the inclusion in the annual report on Form 40-F of New Gold Inc. of the information reviewed and approved by me relating to the New Afton Mine and Rainy River Mine Mineral Resources that is of a scientific or technical nature contained therein for the financial year ended December 31, 2023.

Dated this 21day of February, 2024

Yours truly,

/s/ Vincent Nadeau-Benoit
Name:	Vincent Nadeau-Benoit
P.Geo., member of OGQ, EGBC, APGO